

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 12, 2008

Mr. Jerry Colazzo
Chief Financial Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009

>   RE: **Orange 21 Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed April 8 2008**
>   **File No. 0-51071**

Dear Mr. Colazzo:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis, page 27

Backlog, page 32

1.   We note you indicate you experienced delays in manufacturing and shipping products during 2007 and 2006 that had a material effect on your operations. You also indicate that such delays may continue to have a material effect on your operations. Tell us (and please disclose and quantify in future filings) the actual or expected effect these delays had on your operations, liquidity and capital resources. Also, explain more fully the cause and nature of the delays, the steps management has taken to mitigate the delays and the reason management believes such delays will or will not continue.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant